UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. ___)*

Armstrong Flooring, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04238R106
(CUSIP Number)

Martin Sklar Kleinberg, Kaplan, Wolff & Cohen P.C. 500 Fifth Avenue New York, NY 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Esopus Creek Value Series Fund LP – Series A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Esopus Creek Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Andrew L. Sole

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,100,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.
This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Armstrong Flooring, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1770 Hempstead Road, Lancaster, PA 17605.
Item 2.	Identity and Background.
(a) This Schedule 13D is being filed by (i) Esopus Creek Value Series Fund LP - Series A, a Delaware limited partnership (“Esopus Creek Fund”), (ii) Esopus Creek Advisors LLC (“Esopus Creek Advisors”), and (iii) Andrew L. Sole, a natural person, (“Mr. Sole” and  together with Esopus Creek Fund and Esopus Creek Advisors, the “Reporting Persons”).
(b) The principal business address for the Reporting Persons is 81 Newtown Lane #307, East Hampton, NY 11937.
(c) Esopus Creek Fund holds the Shares of Common Stock of the Issuer that are the subject of this statement. The principal business of  Esopus Creek Fund is to invest in securities. Mr. Sole’s principal occupation is investing, and directing the investment of assets, including by serving as the principal of Esopus Creek Advisors, the principal business of which is acting as the General Partner of Esopus Creek Fund. As a result of the foregoing relationships, each of Mr. Sole and Esopus Creek Advisors may be deemed to beneficially own the Shares held by Esopus Creek Fund.
(d) – (e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Esopus Creek Fund is a Delaware limited partnership. Mr. Sole is a citizen of the United States of America.  Esopus Creek Advisors is a Delaware limited liability company.
Item 3.	Source and Amount of Funds or Other Consideration.
All of the Shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by the Reporting Persons was approximately $243,238, including commissions.
Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities disclosed herein based on the Reporting Persons’ belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
The Reporting Persons may enter into conversations with the United States Trustee’s Office regarding the Issuer’s business and/or its Chapter 11 process, including with respect to unencumbered assets, if any, such as some or all of the Issuer’s and related debtors’ equity interests in their foreign subsidiaries, which could flow to the benefit of stakeholders below secured creditors, such as common equity.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.
Except as otherwise disclosed in this Item 4 or the Presentation, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a) – (b) The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 21,779,575 Shares of Common Stock outstanding as of February 28, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.
As of the date hereof, Esopus Creek Fund beneficially owned 1,100,000 Shares, constituting approximately 5.1% of the Shares outstanding. By virtue of his relationships with each of Esopus Fund discussed in further detail in Item 2, Mr. Sole and Esopus Creek Advisors may be deemed to beneficially own the Shares owned directly by  Esopus Creek Fund, as well as the Shares that he owns directly. Esopus Creek Fund ,Esopus Creek Advisors and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock directly held by Esopus Creek Fund.
As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,100,000 Shares, constituting approximately 5.1% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(c) The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except (i) as set forth on Schedule 1 hereto.
(d) No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The only agreement that the Reporting Persons have entered into is a joint filing agreement, dated as of May 11, 2022, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement to Schedule 13D by and among Esopus Creek Value Series Fund LP - Series A ,Esopus Creek Advisors LLC and Andrew L. Sole dated as of May 11, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2021

Esopus Creek Value Series Fund LP – Series A
By: Esopus Creek Advisors, LLC, its general partner

By:_/s/ Andrew L. Sole __________
    Andrew L. Sole, as Managing Member

Esopus Creek Advisors, LLC

By:_/s/ Andrew L. Sole __________
    Andrew L. Sole, as Managing Member

/s/ Andrew L. Sole
Andrew L. Sole, a natural person

SCHEDULE A
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
Esopus Creek Value Series Fund LP – Series A
05/10/2022	BUY	Common Stock	$0.1990	843,000
05/09/2022	BUY	Common Stock	$0.2937	257,000

1 Including any brokerage fees

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common stock, par value $0.0001 per share, of Armstrong Flooring, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 11, 2021

Esopus Creek Value Series Fund LP – Series A
By: Esopus Creek Advisors, LLC, its general partner

By:_/s/ Andrew L. Sole __________
    Andrew L. Sole, as Managing Member

Esopus Creek Advisors, LLC, its general partner

By:_/s/ Andrew L. Sole __________
    Andrew L. Sole, as Managing Member

/s/ Andrew L. Sole
Andrew L. Sole, a natural person